SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           S C H E D U L E   13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                  GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
- ---------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
- ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 37935Y107
                      -------------------------------
                               (CUSIP Number)
                         Copy to:
                                        Stephen A. Cohen, Esq.
Woodland Partners                       Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                        750 Lexington Avenue
Brookville, New York 11545              New York, New York 10022
Telephone (516) 626-3070                Telephone (212) 735-8600

- ---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                May 15, 1996
- ---------------------------------------------------------------------------
            (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following space     .
                ----

Check the following space if a fee is being paid with the statement    .
                                                                    ---
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))




                                 -1 of 19-

CUSIP
No.     37935Y107                   13D
==============================================================================
  1          Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person
                                   Woodland Partners

- ------------------------------------------------------------------------------
  2          Check the Appropriate Box if a Member of a Group*
                                                                (a)   [X]

                                                                (b)   [ ]
- ------------------------------------------------------------------------------
  3          SEC Use Only


- ------------------------------------------------------------------------------
  4          Source of Funds*          WC, OO

- ------------------------------------------------------------------------------
  5          Check Box if Disclosure of Legal Proceedings is Required   [ ]

- ------------------------------------------------------------------------------
  6          Citizenship or Place of Organization           New York


- ------------------------------------------------------------------------------
                             7   Sole Voting Power
                                       105,000 shares           1.9%

         Number of           8   Shared Voting Power
           Shares                      278,338 shares           4.9%
        Beneficially
         Owned By            9   Sole Dispositive Power
            Each                       105,000 shares           1.9%
         Reporting
           Person            10  Shared Dispositive Power
            With                       278,338 shares           4.9%
- ------------------------------------------------------------------------------
 11          Aggregate Amount Beneficially Owned By Each Reporting Person
                                    383,338 shares


- ------------------------------------------------------------------------------
 12          Check Box if the Aggregate Amount in Row (11) excludes
             Certain Shares*                                       [ ]


- ------------------------------------------------------------------------------
 13          Percent of Class Represented by Amount in Row (11)
                                                                6.7%

- ------------------------------------------------------------------------------
 14          Type of Reporting Person*
                                                         PN



==============================================================================
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -2 of 19-

CUSIP
No.   37935Y107                     13D

==============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                             Barry Rubenstein

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          PF, OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


- ------------------------------------------------------------------------------
  6       Citizenship or Place of Organization  United States


- ------------------------------------------------------------------------------
                 7  Sole Voting Power
                         248,338 shares               4.4%
   Number of
     Shares      8  Shared Voting Power
  Beneficially           135,000 shares               2.4%
   Owned By
      Each       9  Sole Dispositive Power
   Reporting             248,338 shares               4.4%
     Person
      With      10  Shared Dispositive Power
                         135,000 shares               2.4%
- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting
          Person
                             383,338 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                       6.7%

- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      IN

==============================================================================


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -3 of 19-

CUSIP
No.   37935Y107                     13D

==============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                            Marilyn Rubenstein

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          PF, OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


- ------------------------------------------------------------------------------
  6       Citizenship or Place of Organization  United States


- ------------------------------------------------------------------------------
                 7  Sole Voting Power
                           20,000 shares              0.4%
   Number of
     Shares      8  Shared Voting Power
  Beneficially             363,338 shares             6.4%
   Owned By
      Each       9  Sole Dispositive Power
   Reporting               20,000 shares              0.4%
     Person
      With      10  Shared Dispositive Power
                           363,338 shares             6.4%
- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting
          Person
                              383,338 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                       6.7%
- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      IN


=============================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 -4 of 19-

CUSIP
No.   37935Y107                     13D

==============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           The Marilyn and Barry Rubenstein Family Foundation

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


- ------------------------------------------------------------------------------
  6       Citizenship or Place of Organization     New York


- ------------------------------------------------------------------------------
                 7  Sole Voting Power
                         1,000 shares                 0.1%
   Number of
     Shares      8  Shared Voting Power
  Beneficially           382,338 shares               6.7%
   Owned By
      Each       9  Sole Dispositive Power
   Reporting             1,000 shares                 0.1%
     Person
      With      10  Shared Dispositive Power
                         382,338 shares               6.7%


- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting
          Person
                             383,338 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                      6.7%
- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      OO


=============================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -5 of 19-

CUSIP
No.   37935Y107                     13D

==============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                          Woodland Venture Fund

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          WC, OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


  6       Citizenship or Place of Organization    New York
- ------------------------------------------------------------------------------

                 7  Sole Voting Power
                         9,000 shares                 0.2%

   Number of     8  Shared Voting Power
     Shares              374,338 shares               6.6%
  Beneficially
   Owned By      9  Sole Dispositive Power
      Each               9,000 shares                 0.2%
   Reporting
     Person     10  Shared Dispositive Power
      With               374,338 shares               6.6%

- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting
          Person
                              383,338 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                       6.7%

- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      PN

==============================================================================


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -6 of 19-

CUSIP
No.   37935Y107                     13D

==============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                         Woodland Services Corp.

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


- ------------------------------------------------------------------------------
  6       Citizenship or Place of Organization  New York


- ------------------------------------------------------------------------------
                 7  Sole Voting Power
                         0 shares                       0%
   Number of
     Shares      8  Shared Voting Power
  Beneficially           383,338 shares               6.7%
   Owned By
      Each       9  Sole Dispositive Power
   Reporting             0 shares                       0%
     Person
      With      10  Shared Dispositive Power
                         383,338 shares               6.7%
- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting
          Person
                              383,338 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                       6.7%
- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      CO


==============================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -7 of 19-

CUSIP
No.   37935Y107                     13D

=============================================================================
  1       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                             Brian Rubenstein

- ------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)   [ ]

- ------------------------------------------------------------------------------
  3       SEC Use Only


- ------------------------------------------------------------------------------
  4       Source of Funds*          OO

- ------------------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is
          Required                                          [ ]


- ------------------------------------------------------------------------------
  6       Citizenship or Place of Organization  United States

- ------------------------------------------------------------------------------

                 7  Sole Voting Power
                         0 shares                       0%
   Number of
     Shares      8  Shared Voting Power
  Beneficially           1,000 shares                 0.1%
   Owned By
      Each       9  Sole Dispositive Power
   Reporting             0 shares                       0%
     Person
      With      10  Shared Dispositive Power
                         1,000 shares                 0.1%
- ------------------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned By Each Reporting

          Person
                               1,000 shares


- ------------------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                              [ ]


- ------------------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)
                                                       0.1%
- ------------------------------------------------------------------------------
 14       Type of Reporting Person*
                                                      IN


=============================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 -8 of 19-

     This statement, dated May 15, 1996, constitutes Amendment No. 3 to the
Schedule 13D, dated February 1, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1.   Security and Issuer.
          -------------------

          (a)  Common Stock, $0.01 par value per share (CUSIP No.
37935Y107).

          (b) Redeemable Common Stock Purchase Warrant, exercisable as of June 14, 1995, expiring December 14, 1999, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, subject to adjustment in certain circumstances (CUSIP No. 37935Y115).

          (c) Unit, consisting of 20,000 shares of Common Stock and 40,000 warrants, immediately exercisable, expiring December 14, 1999, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share ("Offering Warrants").

          (d) Option, exercisable as of February 14, 1996, expiring February 14, 2001, entitling the holder thereof to purchase up to an aggregate of 100,000 shares of Common Stock at $4.75 per share, subject to adjustment in certain circumstances.

                  Global Telecommunication Solutions, Inc.
                             342 Madison Avenue
                          New York, New York 10173


ITEM 2.   Identity and Background
          -----------------------

     1.   (a)  Woodland Partners, a general partnership organized under the
               -----------------
laws of the State of New York.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d) Within the last five (5) years, Woodland Partners has not been convicted in any criminal proceeding.



                                 -9 of 19-

          (e) Within the last five (5) years, Woodland Partners has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

     2.   (a)  Barry Rubenstein, a general partner of Woodland Partners and
               ----------------
Woodland Venture Fund, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) Within the last five (5) years, Barry Rubenstein has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

          (e) Within the last five (5) years, Barry Rubenstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          (f)  Citizenship:  United States.

               Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

     3.   (a)  Marilyn Rubenstein, a general partner of Woodland Partners
               ------------------
and one of the Trustees of The Marilyn and Barry Rubenstein Family
Foundation.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal occupation:  Housewife



                                 -10 of 19-

          (d) Within the last five (5) years, Marilyn Rubenstein has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

          (e) Within the last five (5) years, Marilyn Rubenstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          (f)  Citizenship:  United States.

               Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.

     4.   (a)  Brian Rubenstein, one of the Trustees of The Marilyn and
               ----------------
Barry Rubenstein Family Foundation.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545


          (c)  Principal Occupation: Student

          (d) Within the last five (5) years, Brian Rubenstein has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

          (e) Within the last five (5) years, Brian Rubenstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

          (f)  Citizenship:  United States

               Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

     5.   (a)  The Marilyn and Barry Rubenstein Family Foundation, an
               --------------------------------------------------
organization which is exempt from federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545



                                 -11 of 19-

          (c)  Principal Business:  Charitable Foundation

          (d) Within the last five (5) years, the Foundation has not been convicted in any criminal proceeding.

          (e) Within the last five (5) years, the Foundation has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

     6.   (a)  Woodland Venture Fund, a limited partnership organized under
               ---------------------
the laws of the State of New York (the "Fund").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.

          (d) Within the last five years, the Fund has not been convicted in any criminal proceeding.

          (e) Within the last five years, the Fund has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               Woodland Services Corp. and Mr. Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

     7.   (a)  Woodland Services Corp., a corporation organized under the
               -----------------------
laws of the State of New York ("Services").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.



                                 -12 of 19-

          (d) Within the last five years, Services has not been convicted in any criminal proceeding.

          (e) Within the last five years, Services has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

               Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock, no par value.

ITEM 3.   Source and Amounts of Funds or Other Consideration.
          --------------------------------------------------

          The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds and/or other funds, the partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds, and the Foundation obtained funds for the purchase of the shares of Common Stock from its other funds.

          On July 27, 1994, Barry Rubenstein, Marilyn Rubenstein, and Dalewood Associates, L.P. ("Dalewood") participated in a bridge financing pursuant to which Barry Rubenstein loaned $200,000 to the Issuer and was issued promissory notes in that amount and 200,000 bridge warrants, Marilyn Rubenstein loaned $50,000 to the Issuer and was issued promissory notes in that amount and 50,000 bridge warrants, and Dalewood loaned $100,000 to the Issuer and was issued promissory notes in that amount and 100,000 bridge warrants. Barry Rubenstein is an officer, director, and shareholder of Dalewood Associates, Inc. ("DAI"), the corporate general partner of Dalewood. The promissory notes bear interest at the rate of 10% per annum and were paid on the closing of the IPO. The bridge warrants (the "Bridge Warrants") are identical to the Warrants.

          On September 16, 1994, Barry Rubenstein purchased 54,169 shares of Common Stock (the "Restricted Shares") and 54,169 warrants (the "Conversion Warrants") from Shelly Finkel Management, Inc. for an aggregate purchase price of $162,507 ($3.00 per share and warrant). The Conversion Warrants are identical to the Warrants. Neither the Restricted Shares nor the Conversion Warrants were registered in the IPO.

          On February 14, 1995, the Issuer granted the Option to Barry Rubenstein and entered into a Consulting and Non-Competition Agreement. The shares of Common Stock issuable upon the exercise of the Option cannot be sold, transferred or disposed of unless registered, or exempt from registration, under the Securities Act of 1933, as amended.



                                 -13 of 19-

          The amount of funds used in making the purchases of the shares of Common Stock are set forth below:

          Name                          Amount of Consideration
          ----                          -----------------------

          Woodland Partners                 $325,000
          Barry Rubenstein                  $370,007
          The Marilyn and Barry
            Rubenstein Family Foundation     $75,000
          Marilyn Rubenstein                $100,000
          Woodland Venture Fund              $40,500

          On May 15, 1996, Woodland Partners purchased one (1) Unit in a private placement ("Offering") by the Issuer. Pursuant to the terms of the Offering, the Issuer must file a registration statement in regard to the Common Stock and the Offering Warrants underlying the Unit by June 30, 1996.

ITEM 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons acquired their securities for purposes of investment.


ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

          (a) The following list sets forth the aggregate number and percentage (based on 5,512,801 shares of Common Stock of which 4,912,801 shares of Common Stock outstanding as reported in the Issuer's Form 8-K dated March 1, 1996, and 600,000 shares of Common Stock sold in the Offering) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 15, 1996:



                                 -14 of 19-

                                       Shares of          Percentage of Shares
                                     Common Stock            of Common Stock
Name                              Beneficially Owned       Beneficially Owned
- ----                              ------------------       ------------------

Woodland Partners                       383,338(1)                  6.7%
Barry Rubenstein                        383,338(2)                  6.7%
Marilyn Rubenstein                      383,338(3)                  6.7%
Woodland Venture Fund                   383,338(4)                  6.7%
The Marilyn and Barry Rubenstein
  Family Foundation                     383,338(5)                  6.7%

- --------------------

     1 Woodland Partners disclaims beneficial ownership of 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in Barry Rubenstein's IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants held by Barry Rubenstein, 100,000 shares of Common Stock issuable upon the exercise of the Option held by Barry Rubenstein, 1,000 shares of Common Stock owned by the Foundation, 20,000 shares of Common Stock owned by Marilyn Rubenstein, and 9,000 shares of Common Stock owned by the Fund.

     2 94,500 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Woodland Partners (including 18,000 unregistered shares of Common Stock acquired in the Offering and 36,000 shares of Common Stock issuable upon the exercise of the Offering Warrants). Includes 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in his IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants and 100,000 shares of Common Stock issuable upon the exercise of the Option. Mr. Rubenstein disclaims beneficial ownership of 10,500 shares of Common Stock held by Woodland Partners (which represents his wife's equity interest in Woodland Partners), 20,000 shares of Common Stock owned individually by his wife, Marilyn Rubenstein, and 5,557 shares of Common Stock owned by the Fund.

     3 10,500 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners (including 2,000 unregistered shares of Common Stock acquired in the Offering and 4,000 shares of Common Stock issuable upon the exercise of the Offering Warrants). Mrs. Rubenstein disclaims beneficial ownership of 94,500 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners), 54,169 shares of Common Stock owned individually by her husband, Barry Rubenstein, 40,000 shares of Common Stock held in Barry Rubenstein's IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants held by Barry Rubenstein, 100,000 shares of Common Stock issuable upon the exercise of the Option held by Barry Rubenstein, and 9,000 shares of Common Stock owned by the Fund.

     4 The Fund disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners (including 20,000 unregistered shares of Common Stock acquired in the Offering), 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants owned by Woodland Partners, 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in Barry Rubenstein's IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants held by Barry Rubenstein, 100,000 shares of Common Stock issuable upon the exercise of the Option held by Barry Rubenstein, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, and 1,000 shares of Common Stock owned by the Foundation.

     5 The Foundation disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners (including 20,000 unregistered shares of Common Stock acquired in the Offering), 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants owned by Woodland Partners, 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in Barry Rubenstein's IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants held by Barry Rubenstein, 100,000 shares of Common Stock issuable upon the exercise of the Option held by Barry Rubenstein, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, and 9,000 shares of Common Stock owned by the Fund.

                                 -15 of 19-

                                       Shares of          Percentage of Shares
                                     Common Stock            of Common Stock
Name                              Beneficially Owned       Beneficially Owned
- ----                              ------------------       ------------------

Woodland Services Corp.                 383,338(6)                  6.7%
Brian Rubenstein                          1,000(7)                  0.1%


          (b) By virtue of being a general partner of Woodland Partners and the Fund, a trustee of the Foundation, and husband of Marilyn Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 135,000 shares of Common Stock representing approximately 2.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 54,169 shares of Common Stock, 40,000 shares of Common Stock held in his IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants and 100,000 shares of Common Stock issuable upon the Option, representing approximately 4.4% of the outstanding Common Stock.

               Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 363,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option) representing approximately 6.4% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

               Woodland Partners has sole power to vote and to dispose of 65,000 shares of Common Stock and 40,000 shares of Common Stock issuable upon the exercise of the Warrants, and may be deemed to have shared power to vote and to dispose of 278,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option).


- --------------------
     6 13 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund. Services disclaims beneficial ownership of 65,000 shares of Common Stock owned by Woodland Partners (including 20,000 unregistered shares of Common Stock acquired in the Offering), 40,000 shares of Common Stock issuable upon the exercise of Offering Warrants owned by Woodland Partners, 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in Barry Rubenstein's IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants held by Barry Rubenstein, 100,000 shares of Common Stock issuable upon the exercise of the Option held by Barry Rubenstein, 20,000 shares of Common Stock owned individually by Mrs. Rubenstein, 8,987 shares of Common Stock owned by the Fund, and 1,000 shares of Common Stock owned by the Foundation.

     7    Consists of 1,000 shares of Common Stock owned by the Foundation.

                                 -16 of 19-

               The Fund has sole power to vote and to dispose of 9,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 374,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option).

               The Foundation has sole power to vote and dispose of 1,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 382,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option).

               Services may be deemed to have shared power to vote and to dispose of 383,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option).

               Brian Rubenstein, by virtue of being a Trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 1,000 shares of Common Stock.

          (c) The following is a description of all transactions in units by the persons identified in Item 2 of this Schedule 13D effected from March 16, 1996 through May 15, 1996, inclusive.

                                          Number of Units
                         Purchase or      of Common Stock      Purchase or
Name of Shareholder       Sale Date     Purchased or (Sold)    Sale Price
- -------------------      -----------    -------------------    ----------

Woodland Partners         05/15/96             1U               $100,000


          Woodland Partners, the Fund Barry Rubenstein, the Foundation, and Marilyn Rubenstein acquired shares of Common Stock and Warrants prior to the IPO, in the IPO, and/or in the over the counter market. Barry Rubenstein acquired the Unit in a private placement.

ITEM I.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer
          --------------------------------------------------

          a. Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

          b. The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power



                                 -17 of 19-
over the shares of Common Stock held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein.

          c. The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.

          d. The Issuer registered the Bridge Warrants under the Registration Statement of which the Prospectus is a part. Barry Rubenstein, Marilyn Rubenstein, and Dalewood agreed not to sell certain of the Issuer's securities prior to twelve (12) months after the date of the Prospectus without the prior written consent of Whale Securities Co., L.P., the underwriter of the IPO. Such consent was given by the underwriter with respect to the sale of the Bridge Warrants.

          e. Registration Rights Agreement between the Issuer and Woodland Partners, pursuant to which the Issuer must file a registration statement in regard to the shares of Common Stock and the Offering Warrants underlying the Unit by June 30, 1996.

          f. Except for the circumstances discussed or referred to in paragraph (a) and (e) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A  - Agreement dated February 10, 1995 among the
          ---------
reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

          Exhibit B - Power of Attorney, dated February 10, 1995,
          ---------
appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.

          Exhibit C - Stock Option Agreement, made effective as of February
          ---------
14, 1995, pursuant to which the Issuer granted the Option to Barry
Rubenstein.



                                 -18 of 19-

                                 Signature
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.


Date:      May 24, 1996

                                        s/ Barry Rubenstein
                                        ----------------------------------------
                                        Barry Rubenstein, individually, as
                                        General Partner on behalf of Woodland
                                        Partners and Woodland Venture Fund, as
                                        President of Woodland Services Corp.,
                                        and as Trustee of The Marilyn and Barry
                                        Rubenstein Family Foundation


                                        s/ Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein


                                               *
                                        ----------------------------------------
                                        Brian Rubenstein



  s/Barry Rubenstein
- -----------------------------------
 Barry Rubenstein, Attorney-in-Fact



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                 -19 of 19-